

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2016

Via E-mail
Ms. Ally Xie
Actions Semiconductor Co., Ltd.
No. 1, Ke Ji Si Road
Technology Innovation Coast of Hi-Tech Zone
Zhuhai, Guangdong, 519085
The People's Republic of China

> **Re:** **Actions Semiconductor Co., Ltd.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed October 20, 2016 by Actions Semiconductor Co., Ltd, Supernova**
> **Investment Ltd., Starman Limited et al.**
> **File No. 005-81375**

Dear Ms. Xie:

We have reviewed your filing and have the following comments.

Reasons for the Merger and Recommendation of the Special Committee …, page 30

1. We note your response to prior comment 1 and reissue the comment. Disclosure continues to omit a representation that the merger is substantively and procedurally fair to shareholders unaffiliated with <u>the Company</u>. Instead, disclosure continues to speak as to fairness to shareholders unaffiliated with <u>the Buyer Group</u>. Please revise your disclosure in accordance with Item 1014(a) of Regulation M-A.

2. We note your response to prior comment 3. Please refer to the second and third bullets under the bullet "the likelihood that the merger would be completed based on, among other things…." Please revise your disclosure to clarify how the ability to consider alternative acquisition proposals and to terminate the merger agreement to accept a superior proposal support the determination that the merger is likely to be completed. The fourth and fifth bullet points also do not appear to support this determination. We have previously noted that, under the circumstances, the second and third bullets do not appear to support the notion that the transaction is fair to unaffiliated shareholders.

Opinion of the Independent Committee's Financial Advisor, page 38

3. We note the response to prior comment 7. Revised disclosure indicates that Cayman Islands law has not addressed the availability of a defense based on the absence of a

fiduciary duty. Accordingly, please clarify, if true, that it is Houlihan Lokey's view that the express terms of its engagement letter would result in a determination under the law of the Cayman Islands that a contractual or fiduciary relationship does not exist between Houlihan Lokey and the Company's shareholders. Please also disclose whether Houlihan Lokey intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against Houlihan Lokey.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Julian Lin, Esq.
     Jones Day